UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: July 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

XT Energy Group, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

No.1, Fuqiao Village, Henggouqiao Town

Address of Principal Executive Office (Street and number):

Xianning, Hubei, China 437012

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XT Energy Group, Inc. (the “ Registrant”) became a large accelerated filer for the year ended July 31, 2019 and is subject to a shorter filing deadline for its Annual Report on Form 10-K (the “Form 10-K”) for the year ended July 31, 2019 as compared to previous years. Due to time and resources constraints, the Registrant requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the audit of the Registrant’s financial statements and procedures relating to management’s assessment of the effectiveness of internal controls and therefore, cannot file its Form 10-K within the prescribed period without undue hardship and expense. The Registrant expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Denghua Zhou	(929)	228-9298
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues increased by approximately $37,860,000 or 250.0%, to approximately $53,130,000 for the year ended July 31, 2019 as compared to $15,269,788 for the year ended July 31, 2018. Total cost of revenue increased by approximately $27,590,000, or 210.0%, to approximately $40,220,000 for the year ended July 31, 2019 as compared to $12,631,464 for the year ended July 31, 2018. Net loss decreased by approximately $812,000, or 62.0%, to net loss of approximately $488,000 for the year ended July 31, 2019, from a net loss of $1,299,422 for the year ended July 31, 2018.

XT Energy Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 1, 2019	By:	/s/ Denghua Zhou
Name: Denghua Zhou
Title: Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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